UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-56021
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ACREAGE HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
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366 Madison Ave, 14th floor
New York, New York 10017
(646) 600-9181
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class D Subordinate Voting Shares, no par value
Class E Subordinate Voting Shares, no par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One.

Pursuant to the requirements of the Securities Exchange Act of 1934, Acreage Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Acreage Holdings, Inc.

Date: December 9, 2024	By:	/s/ Corey Sheahan
Corey Sheahan
Executive Vice President, General Counsel and Secretary